INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
REPORT OF INDEPENDENT ACCOUNTANTS
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000
SIGNATURES
EXHIBIT 23 CONSENT

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required, Effective October 7, 1996]

For the fiscal year ended December 31, 2000

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[No Fee Required]

Commission File Number 1-9965

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEITHLEY INSTRUMENTS, INC.
28775 AURORA ROAD
CLEVELAND, OHIO 44139

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

* * * * *

DECEMBER 31, 2000 AND 1999

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

PAGE

Report of independent accountants	1

Financial statements:

Statement of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000	3

Notes to financial statements	4-9

Supplemental schedule:

Schedule of assets held for investment purposes at December 31, 2000	Schedule I

NOTE:	Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
    of the Keithley Instruments, Inc.
    Retirement Savings Trust and Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

June 15, 2001

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999

Investments, at fair value (cost of investments totaled $33,933,140 and $29,016,200 for the years ended December 31, 2000 and 1999, respectively)	$34,598,262	$37,089,148

Participants’ loans	169,043	215,510

Total investments	34,767,305	37,304,658

Receivables:

Employer contribution	420,205	327,831

Participant contributions	199,297	239,506

Total receivables	619,502	567,337

Cash	3,381	213,307

Net assets available for plan benefits	$35,390,188	$38,085,302

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

Additions to net assets attributed to:

Contributions:

Employer	$1,036,395

Participants	2,261,643

Total contributions	3,298,038

Investment income:

Dividends and capital gains	2,393,325

Interest	19,032

Total additions	5,710,395

Deductions from net assets attributed to:

Investment loss:

Net depreciation on investments	(6,809,700)

Other losses	(199,873)

Total investment loss	(7,009,573)

Distributions to participants	(1,392,011)

Asset-based fees	(3,925)

Total deductions	(8,405,509)

Net decrease	(2,695,114)

Net assets available for plan benefits at beginning of year	38,085,302

Net assets available for plan benefits at end of year	$35,390,188

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION:

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

      Participation

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the “Company”) who have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Administration

The Plan is administered by the Company (the “Administrator”). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company is vested with the right to settle claims or debts and to defend any claims arising from the operation of the Plan. Schwab Retirement Services, Inc. (“Schwab”) is the trustee and acts as the custodian of the Plan.

      Contributions

Participants may elect to contribute up to 15 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Plan. In 2000 and 1999, the Company paid a profit sharing award, which some employees decided to contribute to the Plan. It is the Company’s policy to match at least $.25 of each dollar contributed, limited to six percent of a participant’s compensation during the Plan year. Additionally, it is the Company’s policy to match up to a maximum of $.50 of each dollar contributed, limited to six percent of a participant’s compensation for the Plan year, based upon the Company’s financial performance. For 2000 and 1999, the Company’s match was $.50 on each dollar contributed by participants up to six percent of a participant’s compensation. The Company has complete discretion to determine its matching contribution, if any, each year.

      Participant accounts

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant’s contributions and earnings thereon (“Participant Account”) and the other account represents the employer’s contributions, made on behalf of the respective participant, and the earnings thereon (“Employer Account”). Forfeitures of terminated participants’ nonvested account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $5,940 and $16,804 were not allocated to participants’ accounts at December 31, 2000 and 1999, respectively, due to forfeitures during each Plan year.

      Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.

      Payment of benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct distribution of all or a portion of a participant’s account, subject to certain restrictions.

      Loans

      In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2000, bear interest rates ranging from 9.75 to 11.5 percent per annum. Loans outstanding as of December 31, 1999, bear interest rates ranging from 8 to 11 percent per annum.

      Termination provisions

The Company anticipates and believes that the Plan will continue indefinitely; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

      Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Contributions and benefit distributions

Matching contributions from the Company are recognized during the period in which they are earned. Distributions are recognized during the period in which they are paid to a Plan participant.

      Investment valuation and income recognition

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the revalued cost at the date of sale and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

      Administrative expenses

Participation fees are paid by the Company. Asset-based fees are paid by the participants.

NOTE 3 — INVESTMENTS:

During 2000, 12 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Following is a description of each fund:

Schwab Stable Value Fund – This fund invests primarily in insurance company guaranteed investment contracts and arrangements commonly known as synthetic investment contracts, and other investments which seek to maintain principal value, protect against market volatility, obtain consistent income return and provide reasonable liquidity. Such transactions qualify as party in interest. At December 31, 2000, there were approximately 380 participants invested in this fund.

Invesco Total Return Fund – This fund invests in a combination of equities and investment-grade fixed-income securities and seeks capital appreciation and current income. The fund maintains at least 30% of its assets in equities, and at least 30% in fixed and variable rate debt securities. The fund may invest up to 25% of assets in foreign securities. At December 31, 2000, there were approximately 200 participants invested in this fund.

Aim Charter Fund - This fund invests primarily in dividend-paying common stocks. No more than 10% of the fund’s stocks may be in securities that are not currently paying dividends. It may invest up to 10% of assets in American depositary receipts, and another 10% in direct foreign securities. At December 31, 2000, there were approximately 340 participants invested in this fund.

American Century Select Fund - This fund normally invests at least 80% of assets in dividend-paying common stocks; however, these securities are chosen primarily for their growth potential. The fund intends to remain fully invested in stocks, regardless of the movement of stock prices generally. This fund may also invest without limit in foreign securities, including depositary receipts. At December 31, 2000, there were approximately 300 participants invested in this fund.

Fidelity Magellan Fund - This fund invests primarily in common stocks and convertible securities. Up to 20% of its assets may be invested in debt securities of all types and qualities. The fund invests in domestic and foreign companies. There is no limitation on total foreign investment, but no more than 40% of the fund’s assets may be invested in companies operating exclusively in one foreign country. At December 31, 2000, there were approximately 365 participants invested in this fund.

American Century Growth Fund – This fund normally invests substantially all assets in equity securities of large, established companies. However, it may hold up to 10% of assets in cash. The fund may only purchase securities of companies with at least three years of operations, and may invest in foreign securities without limit, including depositary receipts. At December 31, 2000, there were approximately 340 participants invested in this fund.

T. Rowe Price Science & Technology Fund - This fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripheral, software, electronics, pharmaceutical and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense and aerospace. These holdings may include both new and established companies. At December 31, 2000, there were approximately 375 participants invested in this fund.

T. Rowe Price New Horizons Fund - This fund invests primarily in common stocks of small, rapidly growing companies. Management concentrates on companies that may offer accelerating earnings growth because of new management, new products, or structural changes in the economy. The fund may invest up to 10% of assets in foreign securities, including American depositary receipts. At December 31, 2000, there were approximately 210 participants invested in this fund.

Scudder Global Fund - This fund invests primarily in equity securities of established domestic and foreign companies that management expects to benefit from global economic trends, promising technologies, or specific country opportunities. The fund may also invest in investment-grade corporate-debt securities and government obligations. It typically maintains investments in at least three countries, one of which may be the United States. The fund may purchase and sell options on any of its securities. At December 31, 2000, there were approximately 150 participants invested in this fund.

Vanguard Index Extended Market Fund - This fund invests in a statistically selected sample of the stocks included in the Wilshire 4500 Index. This index consists of more than 5,000 small to medium-sized U.S. common stocks traded on the New York Stock Exchange, American Stock Exchange or Nasdaq. These stocks are not included in the S&P 500 Index. At December 31, 2000, there were approximately 165 participants invested in this fund.

UAM FMA Small Company Portfolio Fund – This fund invests at least 65% of assets in common stocks issued by U.S. companies with market capitalizations of $50 million to $1 billion. When selecting securities, the advisor looks for companies with low P/E ratios, strong cash flows, good credit lines, and improving balance sheets. The fund may invest up to 10% of assets in foreign securities. At December 31, 2000, there were approximately 100 participants invested in this fund.

Personal Choice Retirement Account – This fund provides for self-directed investing whereby each participant may choose to invest in any stock listed on a major U.S. exchange, over 1,200 mutual funds, bonds and other fixed-income investments, and money market funds. At December 31, 2000, there were approximately 20 participants invested in this fund.

The following table presents the fair value of the individual investments that represent 5 percent or more of the Plan’s net assets:

	December 31,

	2000	1999

Schwab Stable Value Fund	$5,612,482	$6,068,851

Aim Charter Fund	4,648,938	5,300,431

American Century Select Fund	4,610,847	5,224,957

American Century Growth Fund	4,081,853	4,402,998

Fidelity Magellan Fund	4,802,270	5,429,758

T. Rowe Price Science & Technology Fund	3,699,837	4,464,347

The aggregate proceeds from transactions in the Plan’s mutual fund investments was $12,589,142 for the year ended December 31, 2000. The related cost of these transactions was $12,803,668, resulting in a realized loss totaling $214,526 for the year ended December 31, 2000. Realized gains and losses on investments are included in the caption Net depreciation on investments in the Statement of Changes in Net Assets Available for Plan Benefits.

Cost is determined using the revalued cost method. Unrealized (depreciation) appreciation on Plan assets was $(6,595,174) and $4,375,781 for the years ended December 31, 2000 and 1999.

NOTE 4 — FEDERAL INCOME TAX STATUS:

On February 13, 1996, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule I

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000

(a)	(b) Identity of Issue	(c) Number of Shares/Units	(e) Current Value

	Cash		$3,381

	Mutual Funds:

*	Schwab Stable Value Fund	437,113	5,612,482

	Invesco Total Return Fund	60,582	1,601,183

	Aim Charter Fund	312,009	4,648,938

	American Century Select Fund	101,807	4,610,847

	Fidelity Magellan Fund	40,254	4,802,270

	American Century Growth Fund	170,077	4,081,853

	T. Rowe Price Science & Technology Fund	104,016	3,699,837

	T. Rowe Price New Horizons Fund	60,112	1,436,079

	Scudder Global Fund	35,987	961,575

	Vanguard Index Extended Market Fund	38,522	1,025,465

	UAM FMA Small Company Portfolio Fund	29,168	518,309

	Total Mutual Funds		32,998,838

	Personal Choice Retirement Account:

	Cash and Equivalents		307,326

	Common Stocks:

	ADC Telecommunications, Inc	2,300	41,688

	Adaptec, Inc	6,700	68,675

	Advanced Fibre Communications, Inc	198	3,576

	Agilent Technologies, Inc	100	5,475

	Albertsons, Inc	829	21,969

	Alottafun, Inc	250	15

	Anadigics, Inc	900	14,738

	Applied Micro Circuits Corp	600	45,028

	Asyst Technology Corp	5,000	67,188

	Atmel Corp	250	2,906

	Avaya, Inc	84	866

	Axcelis Technologies, Inc	1,000	8,875

	Bank One Corp	994	36,408

	Banta Corp	524	13,323

	Broadcom Corp. Class A	65	5,460

	Brush Wellman, Inc	1,000	20,188

	Cadence Design Systems, Inc	500	13,750

	Checkpoint Systems, Inc	250	1,859

	CHS Electronics, Inc	1,000	1

	Cisco System, Inc	300	11,475

	Cohu, Inc	2,600	36,237

Schedule I

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000

(a)	(b) Identity of Issue	(c) Number of Shares/Units	(e) Current Value

	Compaq Computer Corp.	250	3,763

	Com21, Inc.	3,000	14,063

	Cree, Inc.	306	10,873

	CVS Corp.	807	48,362

	Cypress Semiconductor Corp.	200	3,937

	DMC Stratex Networks, Inc.	4,600	69,000

	General Electric Company	29	1,390

	Globix Corp	200	550

	Home Depot, Inc.	201	9,177

	IFR Systems, Inc.	3,000	10,500

	Integrated Silicon Solution, Inc.	250	3,594

	Intel Corp.	100	3,008

	Internet Capital Group, Inc.	2,400	7,875

	J P M Company	4,000	2,750

	JDS Uniphase Corp.	60	2,501

*	Keithley Instruments, Inc.	5,132	220,995

	Keycorp, Inc.	595	16,659

	Komag, Inc.	100	66

	Kulicke & Soffa Industries, Inc.	3,250	36,563

	LSI Logic Corp.	100	1,709

	Lucent Technologies, Inc.	3,866	52,187

	Mattson Technology, Inc.	400	4,125

	Motorola, Inc.	1,100	22,275

	National Semiconductor Corp.	100	2,012

	NCS Healthcare, Inc. Class A	11,900	1,190

	Newell Rubbermaid, Inc.	411	9,341

	Newport Corp.	70	5,503

	OpenTV Corp. Class A	72	747

	Pfizer, Inc.	100	4,620

	PMC-Sierra, Inc.	200	15,725

	Progressive Corp.	30	3,114

	Reliant Energy, Inc.	3	125

	RF Micro Devices, Inc.	200	5,487

	Solectron Corp.	100	3,390

	State Street Corp.	400	49,684

	Telcomm Semiconductor	550	6,256

	Texas Instruments, Inc.	1,334	63,198

	United Parcel Service Class B	101	5,927

	Varco International, Inc.	42	914

Schedule I

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000

(a)	(b) Identity of Issue	(c) Number of Shares/Units	(e) Current Value

	Vishay Intertechnology, Inc.	100	1,512

	Wells Fargo and Company	266	14,813

	Xerox Corp.	2,000	9,250

	Xicor, Inc.	500	1,688

	Total Common Stocks		1,170,118

	Mutual Funds:

	Firsthand Communication	188	1,595

	Firsthand Technology Value Fund	28	2,105

	Invesco Technology II	224	13,411

	Janus Enterprise Fund	99	5,286

	Janus Fund	137	4,569

	Midas Fund	27,919	23,452

	Pin Oak Aggressive Stock Fund	105	4,859

	Profunds Ultraotc Fund	702	16,015

	Profunds Ultrasmall Cap Investor	101	2,106

	Red Oak Technology	207	4,512

	Schwab International Index Fund	322	5,287

	Vanguard Capital Opportunity Fund	1,181	30,953

	Vanguard Growth Index Fund	152	4,670

	Vanguard Health Care Fund	24	3,160

	Total Personal Choice Retirement Account		1,599,424

	Participant Loans, interest rates from 9.75 to 11.5% per annum		169,043

	Total Assets Held for Investment Purposes		$34,770,686

(*) Denotes an allowable party in interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC. RETIREMENT SAVINGS TRUST AND PLAN

(Name of Plan)

Date:	June 28, 2001	/s/ Mark J. Plush

Mark J. Plush Vice President and Chief Financial Officer Keithley Instruments, Inc.